Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2005
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer



Date: January 18, 2005



List of materials


Documents attached hereto:


i) A press release regarding Sony Ericsson Q4 Results



                                                                January 18,2005

Sony Ericsson reports sustained growth in sales and profits

Tokyo and Stockholm - Sony and Ericsson today announced the consolidated financial summary for the fourth quarter and fiscal year ended December 31, 2004 of Sony Ericsson Mobile Communications AB (Sony Ericsson), the 50:50 joint venture of Sony and Ericsson.

                                   Q4 2003   Q3 2004    Q4 2004    2003    2004

Numbers of units shipped (million)     8.0      10.7       12.6    27.2    42.3

Sales (EURO m.)                       1437      1678       2005    4673    6525

Income before taxes (EURO m.)           46       136        140    -130     486

Net income (EURO m.)                    43        90         55     -86     316

          * Q3 & Q4 2004 IBT includes consolidation of BMC(1) and Net Income includes deduction of minority interest in BMC
         ** Q4 2004 Net Income includes a negative effect of a valuation allowance on deferred tax assets of Euro 45 million

Units shipped in the quarter reached 12.6 million, a 56% increase compared to the same period last year. Sales for the quarter were Euro 2,005 million, representing a year-on-year increase of 40%. Income before taxes was Euro 140 million and net income was Euro 55 million, which represent year-on-year improvements of Euro 94 million (204%) and Euro 12 million (28%) respectively.

The company experienced a strong quarter led by consumer demand for the V800 series and Z1010 3G UMTS phones, as well as GSM models like the S700, K700 and K500 series. During the quarter Sony Ericsson increased investment in brand and product development, while the Average Selling Price (ASP), one of the highest in the industry, increased sequentially to Euro 160.

"2004 was a good year for Sony Ericsson as the company established profitability and entered into a growth phase in its development," said Miles Flint, President of Sony Ericsson. "The fourth quarter continued a trend of expansion in both volume and sales, showing the company's ability to effectively compete in this dynamic market. Strong growth in Q4 was led by good up-take of our latest 3G UMTS phone which has laid the groundwork for future expansion of our 3G portfolio."

During the fourth quarter, Sony Ericsson launched a new entry-level GSM product, the J200, for the Asia Pacific and Chinese markets, and introduced the Vodafone V800 and V802SE UMTS phones for the global and Japanese markets. The company also announced the entry-level T290 which will start shipping globally during Q1 and signed an agreement with Sharp Corporation in relation to the co-development of 3G FOMA(R) base software for NTT DoCoMo(2) in Japan. In addition, Sony Ericsson announced a major global sports sponsorship with the WTA (Women's Tennis Association) Tour at the beginning of January 2005.

____________________________________

(1) On June 30 2004, Sony Ericsson announced it had increased its equity stake in a Chinese factory, Beijing Ericsson Putian Mobile Communications Co. Ltd.
(BMC) to 51%, taking over majority ownership of the facility from Ericsson. BMC operations have been fully consolidated into Sony Ericsson from the second quarter 2004 which had a positive effect on the company results. The name of the factory has been changed to Beijing SE Putian Mobile Communications Co. Ltd
(BMC).
(2) FOMA is a registered trademark of NTT DoCoMo, Inc. in Japan and other countries. NTT DoCoMo's FOMA service is only available to subscribers in Japan.



Note:

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with headquarters in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com



CONTACTS:

Investors/Analysts
Ericsson Investor Relations
Gary Pinkham, Vice President (Sweden) +46 8 719 0000

Sony Investor Relations
Yukio Ozawa, Vice President (Tokyo) +81 3 5448 2180
Chris Hohman, Senior Manager (London) +44 20 7444 9711

Press/Media
Ericsson Market and External Relations
Pia Gideon, Vice President (Sweden) +46 8 719 2864

Sony Corporate Communications
Gerald Cavanagh (Tokyo) +81 3 5448 2200
Keita Sanekata (Tokyo) +81 3 5448 2200

Sony Ericsson Corporate Communications
Aldo Liguori, Corporate Vice President (London) +44 208 762 5860
Peter Bodor, Manager (London) +44 208 762 5863
Merran Wrigley, Manager (London) +44 208 762 5862


This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.